FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2012

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form  40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished in this form:

1.	Consolidated Financial Results for the Nine Months Ended December 31, 2011 which was filed with the Tokyo Stock Exchange on February 2, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: February 2, 2012	By:	/s/ Kimihiko Higashio
	Name:	Kimihiko Higashio
	Title:	Representative Director

Consolidated Financial Results

for the Nine Months Ended December 31, 2011

(Prepared in Accordance with U.S. GAAP)

February 2, 2012

KONAMI CORPORATION

Address:	7-2, Akasaka 9-chome, Minato-ku, Tokyo, Japan
Stock code number, TSE:	9766
Ticker symbol, NYSE:	KNM
URL:	http://www.konami.co.jp/en/index.html
Shares listed:	Tokyo Stock Exchange, New York Stock Exchange, and London Stock Exchange
Representative:	Kagemasa Kozuki / Representative Director and Chairman of the Board, President
Contact:	Yasuyuki Yamaji / Corporate Officer, General Manager, Corporate Strategy (Phone: +81-3-5771-0222)
Beginning date of dividend payment:	Not yet determined
Adoption of U.S. GAAP:	Yes

1. Consolidated Financial Results for the Nine Months Ended December 31, 2011

(Yen amounts are rounded to the nearest million)

(1) Consolidated Results of Operations

	(Millions of Yen, except percentages and per share amounts)
	Net revenues	Operating income	Income before income taxes and equity in net income of affiliated company	Net income attributable to KONAMI CORPORATION
Nine months ended December 31, 2011	194,522	30,921	30,018	17,046
% change from previous period	3.3%	86.9%	97.2%	77.3%
Nine months ended December 31, 2010	188,308	16,541	15,224	9,615
% change from previous period	(1.4)%	(3.4)%	(5.6)%	(9.5)%

Note:	Comprehensive income
	Nine months ended December 31, 2011:	¥15,361
	Nine months ended December 31, 2010:	¥6,506

	Basic net income attributable to KONAMI CORPORATION per share (yen)	Diluted net income attributable to KONAMI CORPORATION per share (yen)
Nine months ended December 31, 2011	123.19	123.19
Nine months ended December 31, 2010	72.04	72.04

(2) Consolidated Financial Position

	(Millions of Yen, except percentages and per share amounts)
	Total assets	Total equity	KONAMI CORPORATION stockholders’ equity	KONAMI CORPORATION stockholders’ equity ratio
December 31, 2011	317,705	208,239	207,984	65.5%
March 31, 2011	313,891	198,407	193,914	61.8%

2. Cash Dividends

Record Date	Cash dividends per share (yen)
	First quarter end	Second quarter end	Third quarter end	Year end	Annual
Year ended
March 31, 2011	—	16.00	—	16.00	32.00
Year ending
March 31, 2012	—	25.00
Year ending
March 31, 2012
-Forecast-				25.00	50.00

Note:	Change in earnings forecasts for the fiscal year ending March 31, 2012 from the latest announced projected cash dividend: Yes

3. Consolidated Earnings Forecast for the Year Ending March 31, 2012

	(Millions of Yen, except percentages and per share data)
	Net revenues	Operating income	Net income before income taxes	Net income attributable to KONAMI CORPORATION	Net income attributable to KONAMI CORPORATION per share (yen)
Year ending March 31, 2012	265,000	40,000	38,500	22,000	158.92
% change from previous year	2.7%	92.4%	101.8%	70.1%

Note:	Change in earnings forecasts for the fiscal year ending March 31, 2012 from the latest earnings forecast: Yes

4. Other

(1) Changes in significant consolidated subsidiaries during the period (status changes of subsidiaries due to changes in the scope of consolidation) : None

(2) Adoption of simplified methods in accounting principles for quarterly consolidated financial statements: None

(3) Changes in accounting principles, procedures and reporting policies:

1.	Changes accompanying amendment of accounting standard: None

2.	Other: None

(4) Number of shares issued (Common Stock)

1.	Number of shares issued (including treasury stock)
	Nine months ended December 31, 2011	143,500,000	shares
	Year ended March 31, 2011	143,500,000	shares
2.	Number of Treasury Stock:
	Nine months ended December 31, 2011	4,877,912	shares
	Year ended March 31, 2011	7,359,029	shares
3.	Average number of shares outstanding:
	Nine months ended December 31, 2011	138,377,599	shares
	Nine months ended December 31, 2010	133,460,423	shares

Information Regarding the Quarterly Review Procedures:

This report is outside the scope of the procedures for review of quarterly consolidated financial statements as required under the Financial Instruments and Exchange Act of Japan. The aforementioned procedures have not been completed for the quarterly financial statements included in this document as of the time of disclosure of this document.

Cautionary Statement with Respect to Forward-Looking Statements and Other Matters:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our Digital Entertainment business, Gaming & Systems business and Pachinko & Pachinko Slot Machines business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our Health & Fitness business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of existing contingencies.

Please refer to pages 10, 11 and 12 for further information regarding our business forecasts.

KONAMI CORPORATION (the “Company”) discloses the supplemental data for the consolidated financial statements via the Company’s website on February 2, 2012.

1. Business Performance

1. Analysis of Business Performance

(1) Business Overview

The business environment surrounding the Konami Group remains uncertain mainly due to the impact of the Great East Japan Earthquake, the continued strength of the Japanese yen and the European currency crisis, despite signs of a rebound in personal consumption in some quarters.

In the entertainment market, business opportunities in the game industry are increasing in step with growth in social networking services (SNS) as various mobile devices become increasingly popular. Meanwhile, the tourism market related to the gaming market, such as the tourism market in Las Vegas, where a severe business environment has persisted, is expected to bottom out. Major casino operators are still cautious about their investments, however, we intend to continue to closely monitor market trends.

In the health and fitness industry, challenging business conditions persist in the fitness club industry as consumer spending remained under pressure due to uncertainty over the future economic climate.

Against this backdrop, in the Digital Entertainment segment of Konami Group, sales of social games, including DRAGON COLLECTION, SENGOKU COLLECTION and Professional Baseball Dream Nine, increased steadily. JIKKYOU PAWAFURU PUROYAKYU 2011, a home video game title, also proved popular. In addition, WORLD SOCCER Winning Eleven 2012, the latest installment of the Winning Eleven (known in the U.S. and Europe as Pro Evolution Soccer) series, was launched in Japan following the U.S. and Europe, and sold steadily.

In our Gaming & Systems segment, sales of products such as the Podium video slot machine and the Advantage 5 and Advantage Revolution mechanical slot machine series. and sales through participation agreements (in which profits are shared with casino operators) increased and continued to be favorable.

In the Pachinko and Pachinko Slot Machines segment, we saw a recovery in parts procurement and other aspects of our supply chain that were impacted by the Great East Japan Earthquake. On the other hand, we found it difficult to procure certain electronic parts due to the major flooding in Thailand, but we were able to minimize the impact of such disruptions on production. In this context, we delivered solid performance, with the sales volume of MAGICAL HALLOWEEN 3 reaching the highest level of any of the Konami Group’s pachinko slot machines and the release of GAMBARE GOEMON 2, a pachinko slot machine featuring original content.

In our Health & Fitness segment, we developed and introduced new services, in order to meet the diversifying needs of customers, utilizing IT, which is one of Konami Group’s strengths, in our health management, exercise and nutritional guidance services, and we provided upgraded services to our customers whose health consciousness is on the rise. In addition, while some of our directly managed facilities had been closed due to the Great East Japan Earthquake, with the reopening in August 2011 of Konami Sports Club Sendai Nagamachi (Sendai City, Miyagi Prefecture), which was the last of the remaining closed facilities, all our directly managed facilities have resumed operations.

In terms of the consolidated results for the nine months ended December 31, 2011, net revenues amounted to ¥194,522 million (a year-on-year increase of 3.3%), operating income was ¥30,921 million (a year-on-year increase of 86.9%), income before income taxes and equity in net income of affiliated company was ¥30,018 million (a year-on-year increase of 97.2%), and net income attributable to KONAMI CORPORATION was ¥17,046 million (a year-on-year increase of 77.3%).

(2) Performance by Business Segment

Summary of net revenues by business segment:

	Millions of Yen, except percentages
	Nine months ended December 31, 2010	Nine months ended December 31, 2011	% change
Digital Entertainment	¥97,943	¥99,464	1.6
Gaming & Systems	14,454	18,103	25.2
Pachinko & Pachinko Slot Machines	11,544	15,559	34.8
Health & Fitness	65,104	62,052	(4.7)
Eliminations	(737)	(656)	(10.9)

Consolidated net revenues	¥188,308	¥194,522	3.3

Digital Entertainment

In social games, we performed well by increasing the number of registered users for our content. Notably, the total number of registered users for DRAGON COLLECTION and SENGOKU COLLECTION surpassed 5 million and 2.5 million, respectively, and there was steady growth in the number of registered users of Professional Baseball Dream Nine and other content. These increases were partly boosted by various events linked with the KONAMI Nippon Series 2011 professional baseball games, an exciting major sports event that we sponsored. In new titles, Konami Group strove to develop enjoyable content for even more customers. We commenced online distribution of Dream Stallion, a horseracing social game featuring more than 4,000 racehorse cards with real photos, including GI race winners.

In video game software, the Pawapuro-kun Pocket 14 and JIKKYOU PAWAFURU PUROYAKYU 2011 KETTEIBAN baseball games were launched and received positive reviews in part due to the success of the KONAMI Nippon Series 2011. WORLD SOCCER Winning Eleven 2012, the latest title in the Winning Eleven series, was also released in Japan following releases in the US and Europe, and has experienced steady sales. In addition, in the METAL GEAR series, METAL GEAR SOLID HD EDITION and METAL GEAR SOLID PEACE WALKER, for which the PlayStation®Portable (PSP) version garnered a highly positive response, were launched for PlayStation®3 and Xbox360®.

In amusement arcade video games, MAH-JONG FIGHT CLUB ultimate version has generated steady results. This title has adopted e-AMUSEMENT Participation system in which operators and Konami Group share game-playing revenue. In September 2011, we also launched jubeat copious, a music simulation game and was selling steadily. Furthermore, Konami Group is actively developing arcade video games in a wide variety of genres. We began operating REFLEC BEAT limelight, a head-to-head rhythm action game; STEEL CHRONICLE, a network co-op action-based shooting game; and WORLD SOCCER Winning Eleven ARCADE CHAMPIONSHIP 2012, featuring a 32-inch wide monitor enabling more strategic game play by allowing players to anticipate their opponents’ movements.

In card games, we introduced the new Digital Game Card product series, which combines the fun of trading cards and social games. These card games were offered in addition to the YU-GI-OH! Card Game series. All of these card games performed strongly.

Separately, Konami Group, as an opportunity to leverage the game production know-how, teamed up with the United Nations World Food Programme (WFP) to begin worldwide online distribution of Food Force via Facebook. Food Force is a social game that teaches players about the current world hunger situation as well as food assistance activities designed to eradicate world hunger.

In terms of financial performance, consolidated net revenues for the nine months ended December 31, 2011 in this segment amounted to ¥99,464 million (a year-on-year increase of 1.6%).

Gaming & Systems

In the North American market, the Podium video slot machine, which has become a staple item, and the Advantage 5 and the Advantage Revolution mechanical slot machine series continued to enjoy favorable sales. Sales through participation agreements (in which profits are shared with casino operators) increased and are steadily expanding in terms of market share. In the Oceania market, sales of the Podium also progressed favorably. Full-scale marketing is also in progress in Europe, Central and South America, Asia and Africa, with the goal of building a distributor network for those markets.

At the Global Gaming Expo, the world’s largest gaming equipment trade show held in October 2011, in Las Vegas, U.S., the Podium video cabinet, which is a popular product in the market, was loaded with the latest content and put on display. We also showcased our extensive product lineup and high-quality content to positive reviews. Our product lineup included KP3, our next-generation platform offering real-time, high-definition software-controlled 3D graphics; Advantage 3, a three-reel mechanical slot machine and successor to Advantage+; Dynamic 5, featuring a double-mechanical reel installed in a slanted video cabinet; and the premium Fortune Chaser model. On display at the Konami Casino Management System corner was the link progressive Lot-A-Bucks. A demonstration was performed to highlight the extensive range of functions that the System has to offer, winning a positive reaction from the audience.

In November 2011, at SAGSE Buenos Aires, which was Latin America’s largest international gaming trade show, Konami Group displayed Podium and Advantage 5, featuring localized software, bill validators, language displays, and narrations converted from English to Spanish to meet Latin American specifications, with the exhibit centered on popular content in widely used in North America. We also exhibited link progressives Beat the Field and Advantage Revolution at what was the first public showing of the Spanish versions of these models. The Konami Group’s exhibit received favorable reviews. Through localization focused on local needs, Konami Group aims to drive sales growth in the Latin American market going forward.

In terms of financial performance, consolidated net revenues for the nine months ended December 31, 2011 in this segment amounted to ¥18,103 million (a year-on-year increase of 25.2%).

Pachinko & Pachinko Slot Machines

In the Pachinko and Pachinko Slot Machines segment, we saw a recovery in parts procurement and other aspects of our supply chain that were impacted by the Great East Japan Earthquake. On the other hand, we found it difficult to procure certain electronic parts due to major flooding in Thailand, but we were able to minimize the impact of such disruptions on production owing to the enhancement of the coordination with suppliers. In this context, we delivered solid performance, with the sales volume of MAGICAL HALLOWEEN 3 reaching the highest level of any of the Konami Group’s pachinko slot machines and the release of GAMBARE GOEMON 2, in November 2011, a pachinko slot machine featuring original content.

In terms of financial performance, consolidated net revenues for the nine months ended December 31, 2011 in this segment amounted to ¥15,559 million (a year-on-year increase of 34.8%).

Health & Fitness

In our fitness clubs business, market conditions remain challenging, but we continue to see growing health consciousness among consumers and stronger interest in preventing the need for nursing care in old age.

Against this backdrop, Konami Group opened Konami Sports Club Izumifuchu (Izumi City, Osaka Prefecture) in April 2011. In a community anticipated to become a new social hot spot for the city’s residents, Konami Group offers an extensive activities program addressing the goals and needs of many different age groups. Konami Sports Club Golf Academy opened with a new comprehensive golf instruction program. For children, a variety of activities are being made available, including swimming, gymnastics, golf, junior funk (dance lessons), karate and aikido. Furthermore, in May 2011, Konami Sports Club GRANCISE Osaka (Osaka City, Osaka Prefecture) opened. Benefitting from a prime location directly linked to JR Osaka Station, western Japan’s largest rail terminal, GRANCISE Osaka is fully equipped with a fitness studio, machine training gym, hot springs bath, and physical therapy parlor. GRANCISE Osaka provides a higher grade of premium services so that members can enjoy luxuriant moments in the heart of the bustling city. In this manner, we have worked to upgrade and expand services that fit the characteristics of each region, and we have developed and introduced new services utilizing IT, which is one of Konami Group’s strengths, in our health management, exercise and nutritional guidance services, while also providing services geared to customers with growing health consciousness.

With respect to the management of facilities outsourced to Konami Group, the following new facilities began operations: Yokohama International Swimming Pool (Yokohama City, Kanagawa Prefecture), Kosai City Sports Complex (Kosai City, Shizuoka Prefecture), Itoigawa City Kenko Zukuri Center (Itoigawa City, Niigata Prefecture) and Miyazaki City Ishizaki no Mori Kangei (Whale-come) Kan (Miyazaki City, Miyazaki Prefecture). We are using our know-how and experience in operations and guidance nurtured up to now in order to promote the health of people in regional communities through the operation of public facilities in each area.

In health-related products, existing products have been redesigned on the basis of customer opinions into products that we expect will be more attractive to consumers. We launched Collagen Cristal Rich, a luxury collagen drink mixed with 15 different ingredients, and BIOMETRICS WATER AZUMINO, which is crystal clear mineral water from Azumino.

Separately, with the reopening in August 2011 of Konami Sports Club Sendai Nagamachi (Sendai City, Miyagi Prefecture), which was the last of the remaining closed facilities due to the Great East Japan Earthquake, all our directly managed facilities have resumed operations.

In terms of financial performance, consolidated net revenues for the nine months ended December 31, 2011 in this segment amounted to ¥62,052 million (a year-on-year decrease of 4.7%).

2. Consolidated Financial Position

(1) Total Assets, Total Liabilities and Total KONAMI CORPORATION Stockholders’ Equity

Total Assets:

Total assets amounted to ¥317,705 million as of December 31, 2011, increasing by ¥3,814 million compared with March 31, 2011. This increase mainly resulted from increases in cash and cash equivalents, accounts receivable and inventories.

Total Liabilities:

Total liabilities amounted to ¥109,466 million as of December 31, 2011, decreasing by ¥6,018 million compared with March 31, 2011. This decrease primarily resulted from repayments of short-term borrowings and redemption of bonds, and decreases in accounts payable.

Total KONAMI CORPORATION Stockholders’ Equity:

Total KONAMI CORPORATION stockholders’ equity amounted to ¥207,984 million as of December 31, 2011, increasing by ¥14,070 million compared with March 31, 2011. This increase mainly resulted from a recognition of its net income and a decrease in treasury stock due to the execution of the share exchange agreements with HUDSON SOFT COMPANY, LIMITED (HUDSON), a consolidated subsidiary, which the Company made a wholly owned subsidiary. KONAMI CORPORATION stockholders’ equity ratio was 65.5%, increasing by 3.7 points compared with March 31, 2011.

(2) Cash Flows

Cash flow summary for the nine months ended December 31, 2011:

	Millions of Yen
	Nine months ended December 31, 2010	Nine months ended December 31, 2011	Change
Net cash provided by operating activities	¥17,591	¥22,070	¥4,479
Net cash used in investing activities	(9,068)	(4,263)	4,805
Net cash used in financing activities	(5,942)	(12,356)	(6,414)
Effect of exchange rate changes on cash and cash equivalents	(1,316)	(795)	521
Net increase in cash and cash equivalents	1,265	4,656	3,391

Cash and cash equivalents, end of the period	¥52,005	¥64,197	¥12,192

Cash and cash equivalents (hereafter, referred to as “Net cash”), as of December 31, 2011, amounted to ¥64,197 million, a increase of ¥4,656 million compared to the year ended March 31, 2011, and a year-on-year increase of 23.4%.

Cash flow summary for each activity for the nine months ended December 31, 2011 is as follows:

Cash flows from operating activities:

Net cash provided by operating activities amounted to ¥22,070 million for the nine months ended December 31, 2011, a year-on-year increase of 25.5%. This primarily resulted from an increase in net income compared to that for the nine months ended December 31, 2010, while decreases in proceeds from sales receivables and accounts payable and an increase in the amount of interim income tax paid.

Cash flows from investing activities:

Net cash used in investing activities amounted to ¥4,263 million for the nine months ended December 31, 2011, a year-on-year decrease of 53.0%. This decrease mainly resulted from decreases in capital expenditures for property and equipment and term deposits.

Cash flows from financing activities:

Net cash used in financing activities amounted to ¥12,356 million for the nine months ended December 31, 2011, a year-on-year increase of 107.9%. This primarily resulted from repayments of short-term borrowings and redemption of bonds.

3. Outlook for the Fiscal Year Ending March 31, 2012

Digital Entertainment

During last year’s year-end shopping season, the roll out of the PlayStation®Vita (PS Vita) handheld game console attracted attention, and the Nintendo 3DS handheld game console posted growing sales. As a result, video game software designed for these consoles developed a strong following. Furthermore, the supply of game content for smartphones and tablets has increased dramatically, driven by global increase in the number and popularity of these devices. Looking ahead, we must develop content for a diverse array of devices rather than content that is designed for a specific traditional game console.

Amidst such a backdrop, our belief is that we can increase the number of “outlets” for the Konami Group’s game content by taking advantage of opportunities presented by the emergence of new devices and developing our business around game content. We intend to develop ways of playing games that match the characteristics of each device.

In social games, the total number of registered users for the Konami Group’s social games topped 15 million and their number is increasing steadily. We are further focusing our managerial resources on the development of content that we believe will become major hits, following in the footsteps of DRAGON COLLECTION, SENGOKU COLLECTION and Professional Baseball Dream Nine. We will leverage the production and operational know-how as well as rich content that we have developed to date in order to promote the expansion of our lineup.

In video game software, we will continue to focus on the global rollout of our games. We are scheduled to release the Silent Hill series, for which a live-action film adaptation is already officially underway.

In amusement arcade equipment, Konami Group intends to work to revitalize the amusement arcade industry by providing entertainment that can only be enjoyed at an amusement facility through “interpersonal communication” using the e-AMUSEMENT system. Konami Group intends to propose innovative services that will lead the industry. This will include the promotion of the sequential increase of models that are compatible the PASELI e-money service and e-AMUSEMENT Participation, which are currently in operation, as well as the enhancement and expansion of services.

In card games, we will continue the global development of the YU-GI-OH! Card Game series. Additionally, we plan to sequentially release new product lineups, including in the Digital Game Card series.

Gaming & Systems

In slot machine marketing, we will continue to proactively market the Podium video slot machine, which is enjoying popularity, and the Advantage 5 and the Advantage Revolution mechanical slot machine series. Efforts will also be focused on KP3, a software-controlled next generation platform capable of real-time, high-resolution 3D graphics. Furthermore, we intend to stabilize our operational results in this segment by increasing the amount of steady, periodical income through expansion of participation agreement (profit sharing with operators) sales and seeking to improve our sales in the European, Central and South American, Asian and African markets.

The Konami Casino Management System continues to be adopted in the North American and Australian markets, particularly by major operators. In the future, we intend to proactively market the system in other areas, develop new functions, and reinforce the system’s strength as a product.

Konami Group intends to further reinforce collaboration between its three bases – the United States, Australia and Japan – and promote the efficiency of our operations and reinforce our production and sales. Furthermore, we intend to develop new products that respond to changes in society and meet demands and enhance the added-value of existing products. We will continue to use Konami Group’s strengths in the domain of entertainment as the foundation for proposing new products that will bring even greater enjoyment to our customers.

Pachinko & Pachinko Slot Machines

Going forward, Konami Group will continue to focus on sales of pachinko slot machines based on the KONAMI Group’s original content. Konami Group plans to release the latest pachinko slot machine in the original content and popular Castlevania series, as well as the SUKEBAN pachinko slot machine.

Konami Group will continue to enhance its product lineup as it further strengthens production, sales and manufacturing systems.

Health & Fitness

Konami Group strives to accurately grasp the diversifying needs of customers and aims to enhance the added-value of Konami Sports Clubs by proposing new lifestyles. We plan to promote our health and fitness business by leveraging our strengths in the operation of more than 300 of Japan’s largest-scale sports clubs, expanding our products and services and by creating synergy through the enrichment of the programs offered at our facilities, the computerization of health management and the upgrading and the expansion of our product lineup and other efforts.

Market conditions are expected to remain harsh for the health and fitness segment. However, we believe that opportunities for the operation of fitness clubs and the development and marketing of health and fitness equipment will continue to increase with heightened social awareness of promoting good health, against the backdrop of an aging society and government measures taken against lifestyle diseases.

Under such circumstances, we intend to continue to open new facilities and offer extensive programs, products and services that are adapted to regional characteristics and customer needs and respond to changes in the business environment and aim to expand and enrich services, both within and outside our facilities, to support the maintenance and promotion of good health.

At the same time, Konami Group will promote power-saving measures in our facilities in an effort to reduce electrical power consumption at each facility, such as through the adjustment of operating hours and changes in the ways that the facilities are operated.

Also, we revised our consolidated earnings forecast for the fiscal year ending March 31, 2012 as follows due to the steady progress continued to be shown by all segments, mainly in our Digital Entertainment segment.

< Consolidated Earnings Forecast for the Year Ending March 31, 2012 >

	(Millions of Yen, except percentages and per share amounts)
	Year ending March 31, 2012		Results for the year ended March 31, 2011	% change from previous year
	Previous forecast	Revised forecast
Net revenues	¥258,000	¥265,000	¥257,988	2.7%
Operating income	33,000	40,000	20,791	92.4%
Net income before income taxes	31,500	38,500	19,082	101.8%
Net income attributable to KONAMI CORPORATION	18,500	22,000	12,934	70.1%

Special Note:

This document contains “forward-looking statements,” or statements related to future events that are based on management’s assumptions and beliefs in light of information currently available. These statements are subject to various risks and uncertainties.

When relying on forward-looking statements to make investments, you should not place undue reliance on such forward-looking statements. Actual results may be affected by a number of important factors and materially different from those discussed in forward-looking statements. Such factors include, but are not limited to, changes in economic conditions affecting our operations, and market trends and fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro.

2. Other

1. Changes in significant consolidated subsidiaries during the period (status changes of subsidiaries due to changes in the scope of consolidation): None

2. Adoption of simplified methods in accounting principles for quarterly consolidated financial statements: None

3. Changes in accounting principles, procedures and reporting policies: None

3. Consolidated Financial Statements

1. Consolidated Balance Sheets (Unaudited)

	Millions of Yen						Thousands of U.S. Dollars
	December 31, 2010		December 31, 2011		March 31, 2011		December 31, 2011
		%		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥52,005		¥64,197		¥59,541		$825,791
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥504 million, ¥334 million ($4,296 thousand) and ¥275 million at December 31, 2010, December 31, 2011, and March 31, 2011, respectively	31,201		34,076		28,564		438,333
Inventories	29,588		28,094		25,479		361,384
Deferred income taxes, net	22,228		20,992		23,239		270,028
Prepaid expenses and other current assets	10,875		8,094		12,111		104,116

Total current assets	145,897	47.5	155,453	48.9	148,934	47.4	1,999,652
PROPERTY AND EQUIPMENT, net	61,374	20.0	59,593	18.8	59,508	19.0	766,568
INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	147		131		140		1,685
Investments in affiliate	2,100		2,133		2,131		27,438
Identifiable intangible assets	35,108		41,329		41,565		531,631
Goodwill	21,842		21,853		21,880		281,104
Lease deposits	27,451		26,800		27,360		344,739
Deferred income taxes, net	3,541		983		2,934		12,645
Other assets	9,448		9,430		9,439		121,302

Total investments and other assets	99,637	32.5	102,659	32.3	105,449	33.6	1,320,544

TOTAL ASSETS	¥306,908	100.0	¥317,705	100.0	¥313,891	100.0	$4,086,764

	Millions of Yen						Thousands of U.S. Dollars
	December 31, 2010		December 31, 2011		March 31, 2011		December 31, 2011
		%		%		%
LIABILITIES
CURRENT LIABILITIES:
Short-term borrowings	—		¥2,400		¥4,000		$30,872
Current portion of long-term debt	¥5,000		5,000		5,000		64,317
Current portion of capital lease and financing obligations	1,860		2,476		1,783		31,850
Trade notes and accounts payable	19,221		14,837		19,003		190,854
Accrued income taxes	5,581		7,090		6,121		91,202
Accrued expenses	17,264		18,452		16,747		237,355
Deferred revenue	9,712		9,215		4,804		118,536
Other current liabilities	6,139		5,433		5,697		69,887

Total current liabilities	64,777	21.1	64,903	20.5	63,155	20.1	834,873
LONG-TERM LIABILITIES:
Long-term debt, less current portion	10,000		5,000		10,000		64,317
Capital lease and financing obligations, less current portion	25,968		25,346		25,516		326,035
Accrued pension and severance costs	2,830		1,906		2,932		24,518
Deferred income taxes, net	4,344		3,585		5,503		46,115
Other long-term liabilities	8,818		8,726		8,378		112,246

Total long-term liabilities	51,960	16.9	44,563	14.0	52,329	16.7	573,231

TOTAL LIABILITIES	116,737	38.0	109,466	34.5	115,484	36.8	1,408,104

COMMITMENTS AND CONTINGENCIES

EQUITY
KONAMI CORPORATION stockholders’ equity:
Common stock, no par value- Authorized 450,000,000 shares; issued 143,500,000 shares at December 31, 2010, December 31, 2011 and March 31, 2011	47,399	15.4	47,399	14.9	47,399	15.1	609,712
Additional paid-in capital	77,089	25.1	74,175	23.4	75,490	24.0	954,142
Legal reserve	284	0.1	284	0.1	284	0.1	3,653
Retained earnings	86,930	28.3	101,599	31.9	90,250	28.8	1,306,908
Accumulated other comprehensive loss	(3,284)	(1.0)	(4,231)	(1.3)	(2,547)	(0.8)	(54,425)
Treasury stock, at cost- 10,040,161 shares, 4,877,912 shares and 7,359,029 shares at December 31, 2010, December 31, 2011 and March 31, 2011, respectively	(23,188)	(7.5)	(11,242)	(3.5)	(16,962)	(5.4)	(144,610)

Total KONAMI CORPORATION stockholders’ equity	185,230	60.4	207,984	65.5	193,914	61.8	2,675,380

Noncontrolling interest	4,941	1.6	255	0.0	4,493	1.4	3,280

TOTAL EQUITY	190,171	62.0	208,239	65.5	198,407	63.2	2,678,660

TOTAL LIABILITIES AND EQUITY	¥306,908	100.0	¥317,705	100.0	¥313,891	100.0	$4,086,764

2. Consolidated Statements of Income (Unaudited)

	Millions of Yen						Thousands of U.S. Dollars
	Nine months ended December 31, 2010		Nine months ended December 31, 2011		Year ended March 31, 2011		Nine months ended December 31, 2011
		%		%		%
NET REVENUES:
Product sales revenue	¥129,680		¥138,053		¥180,582		$1,775,830
Service revenue	58,628		56,469		77,406		726,383

Total net revenues	188,308	100.0	194,522	100.0	257,988	100.0	2,502,213

COSTS AND EXPENSES:
Costs of products sold	80,019		72,542		113,699		933,136
Costs of services rendered	57,278		53,032		75,333		682,172
Selling, general and administrative	34,470		37,685		46,253		484,757
Earthquake and related impairment charges and expenses	—		342		4,455		4,399
Gain on bargain purchase	—		—		(2,543)		—

Total costs and expenses	171,767	91.2	163,601	84.1	237,197	91.9	2,104,464

Operating income	16,541	8.8	30,921	15.9	20,791	8.1	397,749

OTHER INCOME (EXPENSES):
Interest income	192		166		268		2,135
Interest expense	(1,163)		(1,081)		(1,541)		(13,905)
Foreign currency exchange gain (loss), net	(335)		32		(342)		411
Other, net	(11)		(20)		(94)		(257)

Other income (expenses), net	(1,317)	(0.7)	(903)	(0.5)	(1,709)	(0.7)	(11,616)

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF AFFILIATED COMPANY	15,224	8.1	30,018	15.4	19,082	7.4	386,133
INCOME TAXES	5,393	2.9	12,879	6.6	6,401	2.5	165,668
EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANY	27	0.0	25	0.0	41	0.0	322

NET INCOME	9,858	5.2	17,164	8.8	12,722	4.9	220,787
NET INCOME (LOSS) ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	243	0.1	118	0.0	(212)	(0.1)	1,518

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥9,615	5.1	¥17,046	8.8	¥12,934	5.0	$219,269

PER SHARE DATA:	Yen			U.S. Dollar
	Nine months ended December 31, 2010	Nine months ended December 31, 2011	Year ended March 31, 2011	Nine months ended December 31, 2011
Basic net income attributable to KONAMI CORPORATION per share	¥72.04	¥123.19	¥96.48	$1.58
Diluted net income attributable to KONAMI CORPORATION per share	72.04	123.19	96.48	1.58

Weighted-average common shares outstanding	133,460,423	138,377,599	134,065,450
Diluted weighted-average common shares outstanding	133,460,423	138,377,599	134,065,450

3. Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen			Thousands of U.S. Dollars
	Nine months Ended December 31, 2010	Nine months ended December 31, 2011	Year ended March 31, 2011	Nine months ended December 31, 2011
Cash flows from operating activities:
Net income	¥9,858	¥17,164	¥12,722	$220,787
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,165	7,082	12,388	91,099
Provision for doubtful receivables	(196)	23	(192)	296
Earthquake and related impairment charges expenses	—	—	4,455	—
Gain on bargain purchase	—	—	(2,543)	—
Gain or loss on sale or disposal of property and equipment, net	60	256	271	3,293
Equity in net loss (income) of affiliated company	(27)	(25)	(41)	(322)
Deferred income taxes	(1,830)	1,625	(918)	20,903
Change in assets and liabilities, net of business acquired:
Decrease (increase) in trade notes and accounts receivable	(2,044)	(6,431)	2,385	(82,724)
Decrease (increase) in inventories	(7,700)	(3,676)	(2,632)	(47,286)
Decrease (increase) in other receivables	143	312	20	4,013
Decrease (increase) in prepaid expenses	(1,005)	33	101	424
Increase (decrease) in trade notes and accounts payable	3,715	(3,719)	2,357	(47,839)
Increase (decrease) in accrued income taxes, net of tax refunds	2,249	2,662	576	34,242
Increase (decrease) in accrued expenses	813	2,107	(425)	27,103
Increase (decrease) in deferred revenue	3,789	4,608	(1,157)	59,275
Increase (decrease) in advance received	(326)	(353)	(185)	(4,541)
Increase (decrease) in deposits	482	413	(117)	5,313
Other, net	445	(11)	(460)	(141)

Net cash provided by operating activities	17,591	22,070	26,605	283,895

	Millions of Yen			Thousands of U.S. Dollars
	Nine months Ended December 31, 2010	Nine months ended December 31, 2011	Year ended March 31, 2011	Nine months ended December 31, 2011
Cash flows from investing activities:
Capital expenditures	(7,803)	(6,189)	(10,554)	(79,612)
Proceeds from sales of property and equipment	8	7	8	90
Acquisition of new subsidiaries	—	—	679	—
Decrease (increase) in lease deposits, net	50	493	497	6,342
Decrease (increase) in term deposits, net	(1,325)	1,412	(1,412)	18,163
Other, net	2	14	9	180

Net cash used in investing activities	(9,068)	(4,263)	(10,773)	(54,837)
Cash flows from financing activities:
Increase (decrease) in short-term borrowings, net	—	(1,600)	680	(20,582)
Repayments of long-term debt	(204)	—	(278)	—
Redemption of bonds	—	(5,000)	—	(64,317)
Principal payments under capital lease and financing obligations	(2,042)	(1,735)	(2,678)	(22,318)
Dividends paid	(5,670)	(5,546)	(5,785)	(71,340)
Purchases of treasury stock by parent company	(2)	(24)	(101)	(309)
Proceeds from sale-leaseback transaction	1,975	1,547	1,975	19,900
Other, net	1	2	5	26

Net cash used in financing activities	(5,942)	(12,356)	(6,182)	(158,940)
Effect of exchange rate changes on cash and cash equivalents	(1,316)	(795)	(849)	(10,226)
Net increase (decrease) in cash and cash equivalents	1,265	4,656	8,801	59,892
Cash and cash equivalents, beginning of the period	50,740	59,541	50,740	765,899

Cash and cash equivalents, end of the period	¥52,005	¥64,197	¥59,541	$825,791

4. Going concern assumption:

None

5. Significant changes in the stockholders’ equity:

In accordance with a share exchange agreement between the Company and HUDSON, a consolidated subsidiary of the Company, the Company executed the share exchange agreement on April 1, 2011 and made HUDSON a wholly owned subsidiary of the Company. Under the terms of the agreement, the difference between the fair value of the Company’s common stock for the allocation of shares for HUDSON’s shareholders and the carrying amount of the remaining non-controlling interest in HUDSON was recognized in KONAMI’s additional paid-in capital of the consolidated balance sheets, and it increased the amount of the stockholders’ equity of ¥4,356 million and decreased the same amount of the non-controlling interest.

6. Segment Information (Unaudited)

(1) Segment information

Nine months ended December 31, 2010	Digital Entertainment	Gaming & Systems	Pachinko & Pachinko Slot Machines	Health & Fitness	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥97,446	¥14,454	¥11,542	¥64,866	—	¥188,308
Intersegment	497	—	2	238	¥(737)	—

Total	97,943	14,454	11,544	65,104	(737)	188,308
Operating expenses	84,985	10,680	8,267	63,789	4,046	171,767

Operating income (loss)	¥12,958	¥3,774	¥3,277	¥1,315	¥(4,783)	¥16,541

Nine months ended December 31, 2011	Digital Entertainment	Gaming & Systems	Pachinko & Pachinko Slot Machines	Health & Fitness	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥98,949	¥18,103	¥15,537	¥61,933	—	¥194,522
Intersegment	515	—	22	119	¥(656)	—

Total	99,464	18,103	15,559	62,052	(656)	194,522
Operating expenses	75,175	13,038	11,741	60,002	3,645	163,601

Operating income (loss)	¥24,289	¥5,065	¥3,818	¥2,050	¥(4,301)	¥30,921

Year ended March 31, 2011	Digital Entertainment	Gaming & Systems	Pachinko & Pachinko Slot Machines	Health & Fitness	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥132,474	¥21,868	¥17,985	¥85,661	—	¥257,988
Intersegment	650	—	2	250	¥(902)	—

Total	133,124	21,868	17,987	85,911	(902)	257,988
Operating expenses	116,099	15,420	11,788	88,456	5,434	237,197

Operating income (loss)	¥17,025	¥6,448	¥6,199	¥(2,545)	¥(6,336)	¥20,791

Nine months ended December 31, 2011	Digital Entertainment	Gaming & Systems	Pachinko & Pachinko Slot Machines	Health & Fitness	Corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$1,272,820	$232,866	$199,859	$796,668	—	$2,502,213
Intersegment	6,624	—	283	1,531	$(8,438)	—

Total	1,279,444	232,866	200,142	798,199	(8,438)	2,502,213
Operating expenses	967,005	167,713	151,030	771,829	46,887	2,104,464

Operating income (loss)	$312,439	$65,153	$49,112	$26,370	$(55,325)	$397,749

Notes:	1.	Primary businesses of each segment are as follows:

		Digital Entertainment Segment:	Production, manufacture and sale of digital content and related products including Social games, Online games, Computer & Video Games, Amusement and Card Games.

		Gaming & Systems Segment:	Development, manufacture, sale and service of gaming machines and the Casino Management System for overseas markets.

		Pachinko & Pachinko Slot Machines Segment:	Production, manufacture and sale of pachinko slot machines and LCDs units for pachinko machines.

		Health & Fitness Segment:	Operation of health and fitness clubs, and production, manufacture and sale of health and fitness related goods.

	2.	“Corporate” primarily consists of administrative expenses of the Company.

	3.	“Eliminations” primarily consists of eliminations of intercompany sales and of intercompany profits on inventories.

(2) Geographic information

Nine months ended December 31, 2010	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥141,492	¥26,843	¥14,555	¥5,418	¥188,308	—	¥188,308
Intersegment	12,937	1,350	1,581	470	16,338	¥(16,338)	—

Total	154,429	28,193	16,136	5,888	204,646	(16,338)	188,308
Operating expenses	145,188	23,592	14,254	4,942	187,976	(16,209)	171,767

Operating income (loss)	¥9,241	¥4,601	¥1,882	¥946	¥16,670	¥(129)	¥16,541

Nine months ended December 31, 2011	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥154,306	¥25,033	¥9,696	¥5,487	¥194,522	—	¥194,522
Intersegment	8,536	2,048	256	162	11,002	¥(11,002)	—

Total	162,842	27,081	9,952	5,649	205,524	(11,002)	194,522
Operating expenses	138,179	22,013	9,538	4,974	174,704	(11,103)	163,601

Operating income (loss)	¥24,663	¥5,068	¥414	¥675	¥30,820	¥101	¥30,921

Year ended March 31, 2011	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥194,431	¥36,870	¥19,525	¥7,162	¥257,988	—	¥257,988
Intersegment	17,368	1,837	1,661	710	21,576	¥(21,576)	—

Total	211,799	38,707	21,186	7,872	279,564	(21,576)	257,988
Operating expenses	201,244	32,144	18,670	6,687	258,745	(21,548)	237,197

Operating income (loss)	¥10,555	¥6,563	¥2,516	¥1,185	¥20,819	¥(28)	¥20,791

Nine months ended December 31, 2011	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$1,984,898	$322,010	$124,723	$70,582	$2,502,213	—	$2,502,213
Intersegment	109,802	26,344	3,293	2,084	141,523	$(141,523)	—

Total	2,094,700	348,354	128,016	72,666	2,643,736	(141,523)	2,502,213
Operating expenses	1,777,450	283,162	122,691	63,983	2,247,286	(142,822)	2,104,464

Operating income (loss)	$317,250	$65,192	$5,325	$8,683	$396,450	$1,299	$397,749

For the purpose of presenting its operations in geographic areas above, the Company and its subsidiaries attribute revenues from external customers to individual countries in each area based on where the Company and its subsidiaries sold products or rendered services, and attributes assets based on where assets are located.

-	Notes: (Unaudited)

The consolidated financial statements presented herein were prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).